Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of      AUGUST      2004

THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant’s name into English)

Shell Centre, London SE1

(address of principal executive offices)

The “Shell” Transport and Trading Company, p.l.c.

Midyear review

DIVIDEND AND BUSINESS UPDATE AUGUST 2004

Chairman’s letter

Rebuilding on strong foundations

6.25p

Interim dividend 2004
per 25p Ordinary share

I n my foreword to the Annual Report I said that we had much to do to rebuild trust and credibility and to review how our business is run. In this Midyear review we provide our shareholders with an update on that work, outline some of the main developments in each of our business areas and provide information on the half-year results.

The issues surrounding the restatement of our proved reserves have made the first half of the year very difficult. However, I believe that the changes we have made will ensure that these problems cannot happen again. Agreement in principle with the United Kingdom’s Financial Services Authority and the United States Securities and Exchange Commission (subject to their formal approval) is a key milestone. This concludes their inquiries into the Group over reserves recategorisation and is a major step towards drawing a line under this serious occurrence.

One of the most important tasks we have faced in recent months has been to rebuild our leadership team. I am confident that with the appointments of Linda Cook as Chief Executive of Gas & Power and Peter Voser as Group Director of Finance, from October 4, we now have a strong and effective team in place.

As I outlined at the AGM, we are reviewing the structure and governance of the Shell Group. The review is proceeding at a good pace. The Steering Committee will continue to listen to shareholders as their work develops and plan to announce their conclusions in November. You can read more about this overleaf.

This work, although important, will not distract us from the essential task of doing as well or better than our competitors across all our business activities. As you read on you will see that in some areas that is already happening. I believe that there is a real commitment throughout the organisation to make sure that we learn all the lessons from the problems of earlier this year. As a result, I remain confident that our business is fundamentally sound and that we are rebuilding on strong foundations.

Lord Oxburgh Chairman of Shell Transport.
August 2004

Malcolm Brinded (left) Managing Director of Shell Transport and Vice-Chairman of the Committee of Managing Directors and Lord Oxburgh (right) Chairman of Shell Transport

Managing Director’s review

The half-year results outlined in this review show a satisfactory performance, helped by high oil prices and refining margins. Net income of $8.7 billion was 7% higher than the same period in 2003. The cash flow from operations, at $12.6 billion, helped to fund $6.3 billion of capital investment and a 2.5% increase in interim Sterling dividends for Shell Transport shareholders which is equivalent to 17% in US Dollar terms.

While the results from our downstream businesses were encouraging, first half earnings in Exploration and Production were 7% lower than a year ago as the impact of higher oil prices was offset by write downs, tax increases and lower production.

There was some positive progress with the start of two major projects, Kashagan in Kazakhstan and Ormen Lange in Norway, and the start of production at the Coulomb, Glider and Llano fields in the Gulf of Mexico. However, the combined performance on production, costs, and reserves replacement has been disappointing. Production this year is expected to be some 3.7 to 3.8 million barrels of oil

Stanlow Refinery in Cheshire, UK

equivalent per day (boe), down from 3.9 million boe in 2003. The production outlook in 2005 and 2006 is expected to be in the range 3.5 to 3.8 million boe. Our outlook for our reserves replacement ratio for 2004 is estimated at an unsatisfactory 60% to 80%. I do, nonetheless, remain reasonably confident that we will meet the 100% reserves replacement forecast as an average over the next five years.

To improve upstream performance we will focus on five main areas. First, we are working to ensure operational excellence in our existing assets. Second, we are taking action to adjust our portfolio to ensure the right balance of long-term investments and short-term projects, and of risks and rewards. Third, we will continue our aggressive programme of exploration and new business development. Fourth, we will improve our project management skills and project delivery. Finally, we must ensure a fully competitive cost structure.

I do not underestimate the challenges this work entails. But I am convinced that we have excellent assets, exciting new projects and the determination to improve our performance in our Exploration and Production business.

In other businesses, performance has generally been good. Gas & Power’s earnings were similar to last year, after taking account of the effect of divestments, and helped by continuing increases in sales of LNG. The final investment decision for a sixth LNG train in Nigeria was taken on July 30. The Sakhalin project is on schedule to deliver the first LNG cargo by the end of 2007 and further gas sales to Japanese utilities have been agreed. As with all our projects, we are working to ensure that it is developed in an environmentally and socially sustainable way. A key milestone was reached in a landmark gas development, the Pearl GTL project in Qatar, with the signing of the integrated Development and Production Sharing Agreement. This project confirms Shell’s place at the leading edge of this exciting new industry.

Oil Products had a very good first half with CCS earnings of $2.7 billion, up 32% on last year. This has been driven by a much stronger performance in the USA and higher refining margins.

We have also continued to develop new opportunities for profitable downstream activities including the signing of an important joint venture with Sinopec to build 500 retail stations in China.

The performance of the Chemicals business also improved, showing stronger margins, higher sales and better plant utilisation. Earnings increased from $115 million in the first half of 2003 to $553 million this year. The Nanhai petrochemical complex that will serve the key Chinese market is on schedule and on budget and the first world-scale PTT polymer plant has been completed in Canada.

I recognise that the first half of this year has been a difficult time for the Group and that shareholder confidence has been shaken. Restoring that confidence will take time but I think we have now started that process. There is much more to do but there is a real momentum and commitment throughout the business to deliver the high quality performance shareholders want to see.

Malcolm Brinded Managing Director of Shell Transport and Vice-Chairman of the Committee of Managing Directors. August 2004.

TO FIND OUT MORE PLEASE VISIT WWW.SHELL.COM

CMD

The Committee of Managing Directors (CMD) guides the Group by providing strategic direction, support and appraisal to Group businesses.

Jeroen van der Veer Chairman of the Committee of Managing Directors.

Malcolm Brinded Vice Chairman of the Committee of Managing Directors and Chief Executive of Exploration and Production.

Rob Routs Group Managing Director and Chief Executive of Oil Products and Chemicals.

Linda Cook Recently appointed Group Managing Director and Chief Executive of Gas and Power with effect from August 1, 2004.

Summary half-year results

The Royal Dutch/Shell Group’s net income of $8.7 billion for the first half of the year was 7% higher than the same period last year. Earnings on an estimated current cost of supplies (CCS) basis were $8.1 billion, down 5% from a year ago. Earnings reflected lower hydrocarbon production and higher hydrocarbon prices; higher LNG volumes which were offset by lower marketing and trading income in Gas & Power; and higher earnings in Oil Products and in Chemicals.

Cash flow from operations was $12.6 billion. This cash, together with proceeds from divestments of $2.0 billion, continued the strong cash generation and funded the investment program of $6.3 billion (including minority interests), dividend payments and a reduction in debt. As at the end of June the debt ratio was 17%. Cash and cash equivalents amounted to $2.4 billion.

Crude oil production decreased 4% year on year. Gas production decreased 5%. Excluding the effect of divestments and price effects on production entitlements, overall production was down 1%. Average Brent crude oil prices were $33.68 a barrel, 17% above the same period in 2003, while US Henry Hub natural gas prices averaged 7% lower. Exploration and Production segment

New CMD member

Peter Voser will become the Group’s Director of Finance from October 4, 2004. He will also be appointed a Managing Director of The “Shell” Transport and Trading Company, p.l.c. and a Group Managing Director of the Royal Dutch/Shell Group of Companies. At present he is the Chief Financial Officer and a member of the Group Executive Committee of the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland. From 1982 to 2002 he worked for the

Peter Voser Appointed Group Director of Finance with effect from October 4, 2004.

Royal Dutch/Shell Group of Companies in a variety of finance and business roles. Mr Voser was born in Baden, Switzerland and is married with three children. He graduated in business administration from the University of Applied Sciences, Zürich, Switzerland, in 1982.

Annual General Meeting

The Company’s Annual General Meeting held in London on June 28 was well attended by shareholders.

Lord Oxburgh opened the meeting and outlined the changes that had been put in place to ensure the failures that led to the restatement of the Group’s proved reserves could not happen again. Malcolm Brinded then set out a review of the Group’s activities over 2003 and outlined the strategy that would improve performance and total shareholder return in relation to the Group’s competitors.

During more than three hours of debate, Lord Oxburgh and the other Directors answered a wide range of questions from shareholders. They addressed concerns about the reserves restatement and subsequent changes in management. Shareholders also expressed their views on the Group’s structure and governance and these views will be considered as part of the ongoing review into these issues. In response to questions about particular projects, Directors were able to provide further information about the steps being taken to minimise the environmental and social impact of Shell’s activities around the world.

All the resolutions put to the meeting were taken on a poll and passed with substantial majorities. This included the adoption of the Annual Report and Accounts; the approval of the remuneration report; reappointment of the auditors and the election and re-election of a number of Directors.

earnings of $4.7 billion were 7% lower than a year ago. Higher oil prices were more than offset by lower production, exploration write downs, a charge relating to mark-to-market valuations of certain UK gas contracts and increased tax charges.

Gas and Power earnings of $0.9 billion compared to $2.0 billion a year ago. Excluding last year’s income of $1.0 billion related to the sale of Ruhrgas, earnings were similar to a year ago. LNG volumes increased 9% year on year.

Oil Products had a good half year with CCS earnings increasing by 32% to $2.7 billion. This included much stronger performance in the USA with better refinery utilisation and higher margins. The rebranding and upgrading of the USA retail network is on track.

Chemicals delivered substantially improved results with earnings of $0.6 billion, 381% higher than for the same period a year ago. This was driven by stronger demand and increased reliability.

Results of the Royal Dutch/Shell Group for six months ended June 30, 2004

Earnings by Industry Segment (Net Income basis)	$ million
	Half-year, 2004	Half-year, 2003	% change
		as restated

Exploration and Production	4,681	5,014	-7
Gas & Power	863	1,958	-56
Oil Products	3,317	1,640	+102
Chemicals	553	115	+381
Other industry segments	(23)	(67)
Corporate	(440)	(380)
Minority interests	(290)	(154)

Net income	8,661	8,126	+7

Summarised Statement of Income	$ million
	Half-year, 2004	Half-year, 2003
		as restated

Net proceeds	120,627	101,850
Gross profit	21,323	17,736
Operating profit	15,831	12,673
Net interest and other income	196	970
Income before taxation	15,960	13,524
Taxation	7,009	5,499

Income after taxation	8,951	8,025
Minority interests	290	154
Cumulative effect of a change in accounting principle, net of tax	—	255

Net income	8,661	8,126

Summarised Statement of Assets & Liabilities	$ million
	June 30, 2004	June 30, 2003
		as restated

Fixed assets	113,189	108,131
Other long-term assets	10,322	8,059
Current assets	49,558	42,291
Current liabilities	54,333	50,055
Net current assets/(liabilities)	(4,775)	(7,764)
Total assets less current liabilities	118,736	108,426
Long-term liabilities	16,054	13,313
Provisions	22,436	22,108
Minority interests	4,161	3,259

Net assets	76,085	69,746

Summarised Statement of Cash Flows	$ million
	Half-year, 2004	Half-year, 2003
		as restated

Cash flow provided by operating activities	12,610	12,113
Cash flow used in investing activities	(3,995)	(3,353)
Cash flow provided by /(used in) financing activities	(7,652)	(7,902)
Parent Companies’ shares: net sales/(purchases) and dividends received	(424)	(568)
Currency translation differences relating to cash and cash equivalents	(43)	91
Increase/(decrease) in cash and cash equivalents	496	381

Prior periods have been restated consistent with the 2003 Annual Report and Accounts.

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Business Highlights

Our business strategy is to focus on more upstream and profitable downstream. We are working to deliver operational excellence across every area of our business, ensuring that we consistently complete projects on time and on budget. Innovation and focus on our customers’ changing needs is also crucial. We are making progress with major long-term upstream projects, developments in LNG and GTL assets, and strengthening of the downstream portfolio.

Pictures

1	Exploration and Production
The Muskeg River Mine — Athabasca Oil Sands Project, Canada. This joint venture will produce 155,000 barrels of bitumen (tar-like oil) per day for the next 30 years. At full rates, the project will supply the equivalent of 10% of Canada’s oil needs.

2	Gas & Power
LNG tanker. The new Gemmata, together with the rest of the Shell fleet, supports Gas and Power’s strategy for developing and linking downstream LNG markets with our supply projects worldwide.

3	Oil Products
Huang Gang Filling Station, Guangdong Province, China. As part of our China growth strategy, we also signed a joint-venture agreement in 2004 to develop a network of about 500 service stations in Jiangsu Province.

4	Chemicals
Nanhai, Guangdong Province, China. The CSPC-Nanhai Petrochemicals Complex represents the cornerstone of Chemicals growth strategy for Asia Pacific — the region predicted to become the largest global market for petrochemicals within the decade.

5	Other industry segments
Colorado Green wind park. The project consists of 108 turbines, each of which is 80 metres tall. The park at Colorado Green will supply power to 52,000 households and is our largest wind installation so far.

Oil Products

Joint venture in China leverages high demand

Demand for oil products has increased in the first half of the year in response to global economic growth. Some of the most significant increases in demand have been seen in China. The announcement of a joint venture with Sinopec in China will allow the Group to benefit from these opportunities. We are combining our experience of developing and managing retail networks worldwide with Sinopec’s expertise in running major networks in China to develop 500 retail stations in Jiangsu Province. There will also be a continued focus on restructuring and upgrading our portfolio and a number of asset sales have been announced.

We have continued our focus on providing new products for customers including more differentiated fuels. Shell V-Power was launched in the US market and V-Power diesel was launched in Germany and Austria. Shell is the first company in Europe to launch a premium diesel containing a synthetic component. V-Power diesel offers improved fuel consumption and emissions. As well as developing these advanced conventional fuels we are supporting the development of alternative fuels through our participation in Iogen, a biofuels company which has produced the world’s first cellulose ethanol fuel derived from plant residues.

A key priority for the Oil Products business is to improve our operational performance. We are therefore implementing changes in our business that will simplify and standardise the way we operate around the world. This will make it easier for customers to do business with Shell and establish a more cost-effective and competitive operating platform.

Exploration and Production

Building for the future

The most important developments in the upstream during the first half of 2004 were the start of two major projects, Kashagan and Ormen Lange. Kashagan, in Kazakhstan, could produce up to 13 billion barrels of oil with first production expected in 2008. Ormen Lange, in Norway, in which Shell has a 17% share, is due to start production in 2007 and could supply a significant proportion of the United Kingdom’s gas demand.

We have also signed a heads of agreement to re-enter Libya and develop a long-term strategic partnership with the Libyan National Oil Corporation that could lead to the development of new integrated upstream and LNG export projects.

A number of new discoveries have been made including finds in Egypt, Nigeria, the Gulf of Mexico, the Netherlands, the North Sea and Oman. In the Gulf of Mexico, the Glider, Coulomb and Llano fields started production. Operating at 2,360 metres, Coulomb contains the two deepest wells in the world. Production increased at the Athabasca Oil Sands Project and Shell Canada acquired two new oil sands leases near the Muskeg River Mine, adding a billion barrels of resources. Production increased from Bijupirá-Salema in Brazil and the Nigerian EA offshore field. However, the overall production outlook in 2004 to 2006 is lower than forecast, mainly due to ongoing field declines and the delay in the start of the Bonga project in Nigeria. Reserves replacement also continues to be challenging, with an outlook of a 60% to 80% replacement ratio in 2004. We are strongly focused on improving this in coming years.

Chemicals

Strengthening our position in key markets

We remain focused on customer service, operational performance and growing production capability. Our customer emphasis is to “Make it easy to do business with Shell,” which is led in part by technology to further improve, standardise, and streamline our processes. Operationally we are focused on safety, asset utilisation and bringing new projects on stream successfully.

Recent production growth includes the start-up of butadiene manufacturing at the Sabina Petrochemicals joint venture in Port Arthur, Texas. Butadiene is used in the manufacture of rubber and plastics products. Also in the USA, one of the liquid ethylene crackers at Deer Park, Texas was expanded to a capacity of 550,000 tonnes per year. In Canada we completed construction of the first world-scale polytrimethylene terephthalate (PTT) polymer plant with a capacity of 95,000 metric tonnes per year. The joint venture plant will produce a new material called CORTERRATM that combines the best features of nylon and polyester and can be spun into fibres and fabrics that are durable and stain resistant and which can be used in a wide range of applications. Production is expected to begin in the fourth quarter of 2004.

We also remain focused on opportunities in the Asia Pacific region. In China, construction at the Nanhai petrochemicals complex has continued to progress well with the project on budget.

Gas & Power

Leading the way in LNG

We continue to maximise opportunities from the growing global demand for gas through our Liquefied Natural Gas (LNG), Gas to Liquids and pipeline projects. Our Sakhalin II LNG project in Russia, due to come on stream in 2007, is making strong progress in contracting its LNG volumes. In June we signed a long-term contract with Japan’s Kyushu Electric Company for 0.5 million tonnes per annum (mtpa). Tokyo Electric increased its commitment to purchase LNG volumes from the project to 1.5mtpa. Toho Gas of Japan has also agreed to purchase 0.3mtpa for 23 years. The total volumes secured under long-term contracts for the project so far are 3.4mtpa. Sakhalin II is a massive project experiencing significant cost pressures; we have therefore taken vigorous action to rectify overall project management.

Elsewhere, other major gas sale contracts include an agreement to supply 4.5 billion cubic metres of gas over five years to Centrica, the United Kingdom’s biggest gas supplier. This will allow Shell to make the most of its ability to draw on gas supplies from a range of North Sea fields to meet UK demand.

Good progress continues to be made in the development of Shell’s Gas to Liquids project in Qatar. This includes the signing of the Development and Production Sharing Agreement in July this year, the drilling of the first of two appraisal wells in February and the award of the onshore engineering and design contract in March.

Other industry segments

Wind, Solar and Hydrogen

We continue to work to develop commercial renewables businesses in both wind and solar. The two new wind operations in the USA, at Colorado Green and Brazos, have started to reach full production. The two projects have the capacity to supply electricity to more than 80,000 homes.

In Solar, Shell is working in partnership with the German company Geosol to build the world’s largest solar power station which will supply electricity to 1,800 homes. In June, Shell Solar launched a new range of solar modules, known as PowerMaxTM. These panels are more powerful than those currently available and will be used for both large solar installations and individual households. These developments underline Shell’s commitment to applying advanced technologies to both new applications and to increases in efficiency which will be so essential to develop the solar business further.

Work has continued on a range of projects to research and develop ways of making hydrogen a practical, safe and efficient fuel. This includes the construction of a hydrogen refuelling station in Washington DC, building on the success of last year’s opening of hydrogen stations in Amsterdam, Reykjavik and Tokyo.

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Interim dividend 2004 — 6.25p per 25p Ordinary share
Payable on September 15, 2004

The Directors have declared an interim dividend of 6.25p per Ordinary share in respect of the year 2004, payable on September 15, 2004 (6.10p in 2003). This represents a total distribution to shareholders of £604 million (£590 million in 2003).

The dividend will be paid to shareholders on the register on August 13, 2004 and to holders of bearer warrants who surrender coupon 214.

The last day for receipt of applications to join or leave the Dividend Reinvestment Plan in respect of the interim dividend is August 24, 2004. Share certificates for the shares purchased under the Plan on the payment date of September 15, 2004 will be despatched to shareholders on September 28, 2004.

The amount to be paid to holders of New York Shares will be determined by the dollar/sterling exchange rate on September 15, 2004. The interim dividend will be payable on September 21, 2004 to holders of record of New York Shares as at August 13, 2004.

Governance and structure update

The Boards of Shell Transport and Royal Dutch have established a review of the Group’s governance and structure. This review is being carried out by a board-level steering group chaired by Lord Kerr. The other members of the group are Maarten van den Bergh,

Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer. Its terms of reference are to explore the possible modification of Board and Group management structures and to review ways of improving decision making processes and enhancing the leadership of the Group as a whole.

Financial and legal advisors have now been appointed. The steering group is expected to make initial proposals in November and its work will be informed by the views of shareholders. Final proposals are expected to be put to the Annual General Meeting in 2005.

Dividends
pence per 25p Ordinary share

Dividends prior to 1997 have been restated to reflect the capitalisation issue that became effective on June 30 of that year, whereby two 25p Ordinary shares were issued for each 25p Ordinary share outstanding.

The total dividend paid in respect of 2003 comprises two interim dividends, a first interim dividend of 6.10p paid on September 17, 2003 and a second interim dividend of 9.65p paid on May 6, 2004.

Basic earnings per share for Shell Transport’s 40% share of Group net income for the first half of 2004 is 20.0 pence per share (2003 restated on the same basis was 21.2 pence per share).

Shareholder Information The “Shell” Transport and Trading Company, p.l.c.

Share Registrar
Please refer direct to our Registrar, Lloyds TSB Registrars, if you have any queries about your registered shareholding in Shell Transport.

Shareholder Services
Please contact Lloyds TSB Registrars for further information on the following services:

Shell Nominee Service
Provides the benefits of holding your Shell Transport shares electronically with no share certificates.

Shell Monthly Purchase Plan
A convenient way to increase your holding in Shell through monthly saving.

Shell Dividend Re-investment Plan
A facility for those who wish to re-invest cash dividends in Shell Transport shares.

Direct payment of dividends to bank or building society accounts
Dividends can be paid direct into your bank or building society account in place of a cheque sent to you by post.

Share dealing
Telephone, internet and postal services are available for shareholders.

www.shareview.co.uk
As a Shell Transport shareholder you can register with this online information service which enables you to check your holdings and access a range of shareholder information, including dividend payment details.

Corporate ISA
Shell Transport has arranged a corporate ISA operated by BNP Paribas Securities Services (BNP) to provide a tax-sheltered investment dedicated exclusively to the Company’s Ordinary shares. BNP also operate the Shell Corporate PEPs, which are now closed to new subscriptions. (BNP was formerly known as Cogent.)

Share price information
The Shell Transport share price is available at www.shell.com/shareprice and on television screens through Ceefax and Teletext. The share price is also available on the telephone through the FT Cityline service at 0906 003 4003 (calls are charged at 60p per minute at all times). For historical share prices call Shareholder Enquiries on +44 (0)20 7934 3363.

Capital gains tax
For the purposes of United Kingdom capital gains tax, the market values of the Company’s shares (restated to reflect all capitalisation issues since the relevant date) were:

	April 6, 1965	March 31,1982

Ordinary shares of 25p each
Registered	9.17p	41.67p
Bearer	9.24p	42.11p

First Preference shares of £1 each	78.75p	37.50p

Second Preference shares of £1 each	97.81p	49.50p

Electronic communication
Shell Transport offers shareholders the option to receive corporate documents such as report and accounts and notice of company meetings in electronic form rather than by post. Increased use of electronic communication offers a number of benefits: early receipt by shareholders of information; savings in printing and posting costs for the Company; and reduced consumption of paper and the energy used in the production of documents.

If you choose to accept electronic communications from Shell Transport you will receive an e-mail notification each time a document is available on www.shell.com. There is no charge for this service.

To receive e-mail notifications from Shell Transport in future in place of printed copies by post, please go to the Shareview site at www.shareview.co.uk which is operated by our Registrars, Lloyds TSB Registrars. If you decide to register you will be able to change your instruction or request a free paper copy of shareholder information at any time.

Disclaimer statement
This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors: The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

The “Shell” Transport and Trading Company, p.l.c.
Registered Office: Shell Centre London SE1 7NA, United Kingdom. Registered in England No. 54485
The companies in which Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this publication the collective expressions “Shell”, “Group” and “Royal Dutch/Shell Group of Companies” are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words “we”, or “us” and “our” are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. Those expressions are also used where no useful purpose is served by identifying a particular company or companies.

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Contact addresses

Registered Office
The “Shell” Transport and Trading Company, p.l.c.
Shell Centre
London SE1 7NA
Registered in England No. 54485

Share Registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Freephone:
0800 169 1679 (UK only)
Tel: +44 (0)121 415 7073
Fax: +44 (0)870 600 3980
Website: www.shareview.co.uk for online information about your holding.
(Shareholder reference number will be required — shown on your share certificates, tax vouchers or your Shell Nominee Statement.)

American Depositary Receipts (ADRs)
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258, USA
Tel: 888 269 2377 (USA only)
+1 610 382 7836 (international)
e-mail: shareowners@bankofny.com
Website: www.adrbny.com

Royal Dutch/Shell Group activities and policies
For general enquiries:
Shell International Limited
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 2323

Shell Customer Services in the UK
Shell Customer Service Centre
Rowlandsway House
Rowlandsway, Wythenshawe
Manchester M22 5SB
Freephone:
0800 731 8888 (UK only)
Fax: +44 (0)161 499 8088

Corporate ISA/PEP
BNP Paribas Securities Services
Block C Western House
Lynchwood Business Park
Peterborough PE2 6BP
Tel + 44 (0)845 358 1102

Company Secretary
For any other private shareholder enquiries please write to:
Company Secretary
The “Shell” Transport and Trading Company, p.l.c.
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 3363
Fax: +44 (0)20 7934 5153
e-mail: shelltransport.shareholders@shell.com
Website: www.shell.com/shareholder

Investor Relations
Enquiries from institutional shareholders may be addressed to:

London
Shell International Limited
Group Investor Relations
Shell Centre
London SE1 7NA
United Kingdom
Tel: +44 (0)20 7934 3856
Fax: +44 (0)20 7934 3702
e-mail: ir-london@shell.com

The Hague
Shell International B.V.
Group Investor Relations
PO Box 162
2501 AN The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Fax: +31 (0)70 377 3115
e-mail: ir-hague@shell.com

New York
Shell Oil Company
1270 Avenue of the Americas
Suite 2320
New York, NY 10020
USA
Tel: +1 212 218 3113
Fax: +1 212 218 3114
e-mail: ir-newyork@shell.com

For access to investor relations information, visit the website at www.shell.com/investor

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SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (Registrant)

	By	/s/ Jyoti Munsiff Jyoti Munsiff (Company Secretary)
Date: 12 August 2004